September 18, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Amanda Ravitz, Branch Chief—Legal

Re:	Sahara Media Holdings, Inc. Amendment No. 6 to Form S-1 Filed August 25, 2009 (File No. 333-155205)
Ladies and Gentlemen:

On behalf of Sahara Media Holdings, Inc. (“Sahara” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of September 9, 2009.

Prospectus Summary, page 5

1.           Revise the fifth paragraph on page 5 to disclose the amount of your expenses that are related to management salaries for the periods discussed and to disclose your planned future salary expenditures over the coming 12 months.

Response:

The registration statement has been revised to disclose the amount of the Company’s expenses that are related to management salaries for the periods discussed and to disclose the Company’s planned future salary expenditures over the coming 12 months.

Risk Factors, page 10

2.           Please include a risk factor discussing your plans over the next 12 months to pay $1.5 million in salaries, of which $750,000 will be paid to senior management, despite the fact that you have generated minimal revenues and are operating at a net loss.

Response:

The registration statement has been revised to include a risk factor discussing the Company’s plans with respect to salaries in accordance with the Staff’s comment.

Description of Business, page 36

3.           Please note that you must have a reasonable basis for all estimates included in your disclosure. See Item 10(b) of Regulation S-K. Based upon your present financial condition and results to date, the basis for your estimates of $250,000 in revenues the third quarter of 2009 and $750,000 in revenues in the fourth quarter of 2009 is not clear. Please revise or advise.

Response:

The estimates of $250,000 in revenues for the third quarter of 2009 and $750,000 for the fourth quarter of 2009 have been removed from the registration statement.

4.           Please remove references to Facebook and Twitter as it does not appear that you have yet entered into agreements with these entities.

Response:

The registration statement has been revised to clarify that linking the Company’s website to other websites such as Facebook and Twitter does not require the Company to enter into agreements with such other websites.

5.           We note that in the third quarter of 2009, you entered into advertising agreements with three "Fortune 500 companies." Please disclose the material terms of those agreements here and in the "Liquidity and Capital Resources" section of your filing. Please file these agreements as exhibits to the registration statement or advise.

Response:

The reference to “Fortune 500 companies” has been removed from the registration statement. The advertising agreements into which the Company has entered into date, for an aggregate of $60,000 (as disclosed in the registration statement as revised), have been non-material agreements entered into in the ordinary course of business. Accordingly, the Company does not need to disclose the material terms of these agreements or file them as exhibits.

6.           You state that in February 2009, "the Company had approximately 5,800 unique visits," although elsewhere in your filing you state that your websites did not launch until March 5, 2009. Please reconcile this discrepancy or advise.

Response:

The reference to the number of unique visits in February 2009 has been removed from the registration statement.

7.           You state that "as of August 20, 2009" your websites have 62,000 monthly unique visits and 228,000 monthly page views. Please clarify how these numbers were calculated. For example, state whether this is an average number since your launch or whether this number is a snapshot of activity over the month prior to August 20, 2009.

Response:

The reference to 62,000 monthly unique visits and 228,000 monthly page views as of August 20, 2009 has been removed from the registration statement. The registration statement has been revised to include a table setting forth the monthly web traffic since the launch of the Company’s website in accordance with comment 8 below.

8.           As a follow up to the above comment, please include a chart that sets forth the number of monthly visits, monthly unique visits, monthly page views, registered users, and unique visitors for each month since the launch of your website. This will allow investors to track your website's development since inception and evaluate the likelihood of your achieving your web traffic projections.

Response:

The registration statement has been revised to include a table setting forth the number of monthly visits, monthly unique visitors, monthly page views, and registered users since the launch of the Company’s website in March 2009. There is no separate category for “unique visits” because “unique visits” is another term for unique visitors. A prior reference to “unique visits” in the registration statement has been revised to refer to unique visitors.

9.           We also note that you currently have 228,000 monthly page views, 62,000 monthly unique visits, and 4,084 registered users. We also note that you believe by year end you will have 1,000,000 monthly page views, 200,000 monthly unique visits, and 250,000 registered users. Please disclose the basis for your web traffic projections, including any formula used, if applicable.

Response:

The projection by the Company that by year end it will have 1,000,000 monthly page views, 200,000 monthly unique visits, and 250,000 registered users has been removed from the registration statement.

10.           Please explain what you mean by an "advertising campaign" and disclose the basis for your belief that you will be able to charge $50,000 for each of these campaigns. Please also explain the basis for your belief that you will be able to have ten of these campaigns by the end of 2009.

Response:

The reference to advertising campaigns, the projection that the Company will be able to charge $50,000 for each of these campaigns, and the projection that the Company will hold ten of these campaigns by the end of 2009 have been removed from the registration statement.

Business Model, page 43

11.           Since you presently have no arrangements in place for live events, explain further how you expect to hold a live event during 2009.

Response:

The registration statement has been revised to clarify that the Company held its first live event in July 2009 and is currently in discussions regarding an additional live event. The agreement pursuant to which the live event was held was a non-material agreement entered into in the ordinary course of business and thus the material terms of the agreement do not need to be disclosed and the agreement does not need to be filed as an exhibit.

Liquidity and Capital Resources, page 53

12.           You state that you anticipate generating $1,000,000 in revenues over the next year, which appears to conflict with your revenue projections elsewhere in your filing of $1,000,000 over the next six months. Please reconcile this discrepancy or advise.

Response:

The statement that the Company anticipates generating $1,000,000 in revenues over the next year has been removed from the registration statement.

Shares held in escrow, page 89

13.           We note that the third performance threshold for release of escrow shares was met and that 20% of the escrow shares were released to escrow shareholders. Please explain the basis for your determination that the performance threshold was met, in light of the fact that the threshold was 300,000 average “monthly viewed impressions" of honeymag.com and as of August 20, 2009 you have only 228,000 monthly page views. Define "monthly viewed impressions."

Response:

The registration statement has been revised to explain the basis of the Company’s determination that the third performance threshold has been met and to define “monthly viewed impressions” in accordance with the Staff’s comment.

Very Truly Yours,

By:	/s/ Jeff Cahlon
Jeff Cahlon

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

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